Amanda K. Maki
Lead Counsel, SEC & Reporting
Tel: +1 713 309-4953
Fax: +1 713 309-4631
Amanda.maki@lyondellbasell.com
June 9, 2011
Ms. Pamela Long
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

Re:	Comment Letter dated June 3, 2011 relating to Amendment No. 3 to Registration Statement on Form S-1 (the “Form S-1”) of LyondellBasell Industries N.V. (the “Company”); Registration No. 333-170130
Dear Ms. Long:
     In connection with the Commission’s review of the Company’s Form S-1, we submit the following response to the comments included in your letter, which includes the original comments from your letter in bold italics followed by our responses.
     We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have and thank you for the attention devoted to our filing.
Legal Opinion, Exhibit 5.1
1.	Please revise section VI(D) of the legal opinion to include that the Company and “its creditors” have no right to require the holder of any share to pay it an additional amount.
Counsel to the Company has revised the opinion as requested.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust that the foregoing is responsive to your comments. If you have any question, please feel free to contact me at (713) 309-4953.

Very truly yours,
/s/ Amanda K. Maki

Amanda K. Maki Lead Counsel, SEC & Reporting